Filed pursuant to Rule 433
June 2, 2010
Relating to
Preliminary Prospectus Supplement dated June 2, 2010 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483-03
Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,
$450,000,000 4.30% Series due 2020

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC
Ratings (Moody’s/S&P):	A1/A (stable/positive) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Settlement Date:	June 7, 2010; T + 3
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2010
Security Description:	First and Refunding Mortgage Bonds, 4.30% Series due 2020
Principal Amount:	$450,000,000
Maturity Date:	June 15, 2020
Coupon:	4.30%
Benchmark Treasury:	3.50% due May 15, 2020
Benchmark Treasury Yield:	3.329%
Spread to Benchmark Treasury:	+100 bp
Yield to Maturity:	4.329%
Initial Price to Public:	99.765% per Bond
Redemption Provisions:
Make-Whole Call:	+20 bp
CUSIP:	26442CAJ3
Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc.
Co-Managers:	BBVA Securities Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc.
Junior Co-Managers:	Aladdin Capital LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or J.P. Morgan Securities Inc. collect at 212-834-4533.